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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                AMENDMENT NO. 10
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                 DTM CORPORATION
                            (Name of Subject Company)


                                 DTM CORPORATION
                      (Names of Person(s) Filing Statement)


                    COMMON STOCK, PAR VALUE $0.0002 PER SHARE
                         (Title of Class of Securities)

                                   23333 L 103
                      (CUSIP Number of Class of Securities)

                             JOHN S. MURCHISON, III
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                 DTM CORPORATION
                          1611 HEADWAY CIRCLE, BLDG. 2
                               AUSTIN, TEXAS 78754
                            TELEPHONE: (512) 339-2922
                            FACSIMILE: (512) 339-0634

                                 with a copy to:
                             J. MATTHEW LYONS, P.C.
                         BROBECK, PHLEGER & HARRISON LLP
                             4801 PLAZA ON THE LAKE
                               AUSTIN, TEXAS 78746
                            TELEPHONE: (512) 330-4000
                            FACSIMILE: (512) 330-4001


        (Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)


  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                       AMENDMENT NO. 10 TO SCHEDULE 14D-9

         This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission on May 1, 2001 and amended on May 16, 2001, May 22, 2001, May 25, 2001, June 7, 2001, June 19, 2001, July 6, 2001,
July 23, 2001, July 27, 2001 and August 13, 2001 by DTM Corporation, a Texas corporation, relating to a tender offer commenced by Tiger Deals, Inc., an indirect wholly owned subsidiary of 3D Systems Corporation, on April 30, 2001 to purchase all of our outstanding shares of common stock. On August 20, 2001, 3D Systems and Tiger Deals filed an Amendment No. 10 to the Schedule TO with the SEC.

         The information in the Schedule 14D-9 we filed on May 1, 2001, Amendment No. 1 to Schedule 14D-9 we filed on May 16, 2001, Amendment No. 2 to
Schedule 14D-9 we filed on May 22, 2001, Amendment No. 3 to Schedule 14D-9 we filed on May 25, 2001, Amendment No. 4 to Schedule 14D-9 we filed on June 7, 2001, Amendment No. 5 to Schedule 14D-9 we filed on June 19, 2001, Amendment No. 6 to Schedule 14D-9 we filed on July 6, 2001, Amendment No. 7 to Schedule 14D-9 we filed on July 23, 2001, Amendment No. 8 to Schedule 14D-9 we filed on July 27, 2001 and Amendment No. 9 to Schedule 14D-9 we filed on August 13, 2001 is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 9, except as otherwise set forth below. You should read this amendment together with the Schedule 14D-9 we filed on May 1, 2001, Amendment No. 1 to Schedule 14D-9 we filed on May 16, 2001, Amendment No. 2 to
Schedule 14D-9 we filed on May 22, 2001, Amendment No. 3 to Schedule 14D-9 we filed on May 25, 2001, Amendment No. 4 to Schedule 14D-9 we filed on June 7, 2001, Amendment No. 5 to Schedule 14D-9 we filed on June 19, 2001, Amendment No. 6 to Schedule 14D-9 we filed on July 6, 2001, Amendment No. 7 to Schedule 14D-9 we filed on July 23, 2001, Amendment No. 8 to Schedule 14D-9 we filed on July 27, 2001 and Amendment No. 9 to Schedule 14D-9 we filed on August 13, 2001.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9/A we filed on August 13, 2001 is amended by amending and supplementing the subsection entitled "Antitrust Matters" with the following information:

         Antitrust Matters

         On August 16, 2001, 3D Systems reached a settlement with the United States Department of Justice enabling it to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 2, 2001, by and among 3D Systems, our company and Tiger Deals. Under the terms of the settlement agreement, which was filed in the U.S. District Court for the District of Columbia on August 16, 2001, 3D Systems must enter into a patent licensing agreement for either stereolithography or selective laser sintering with a third party. 3D Systems has 120 days from August 16, 2001 to complete the license agreement, unless the Department of Justice agrees to grant 3D Systems a 60-day extension. If 3D Systems is unable to complete the license agreement within the time permitted under the settlement agreement, the Department of Justice may appoint a trustee to effect the required license.

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         3D Systems' settlement with the Department of Justice was filed with the court as a proposed Final Judgment. As required by the Tunney Act, the proposed Final Judgment will be published in the Federal Register. Following a 60-day comment period, the court may enter the Final Judgment upon a finding that it serves the public interest. 3D Systems has agreed to abide by the terms of the proposed Final Judgment pending its entry. We expect the proposed Final Judgment to be entered by the court following the completion of the Tunney Act procedures. However, if, following all available appeals, the court does not enter the Final Judgment, the Department of Justice would be able to recommence its challenge to 3D Systems' purchase of our company, even if we have consummated the transaction.

         The full text of the press release issued by 3D Systems on August 16, 2001 announcing the settlement with the Department of Justice is filed as
Exhibit 36 to this Amendment No. 10 to Schedule 14D-9 and we incorporate it by reference.

         Item 8 of the Schedule 14D-9/A we filed on August 13, 2001 is further amended and supplemented with the following information:

         The initial offering period expired at 12:00 midnight, New York City time, on Friday, August 17, 2001. Following the expiration of the initial offering period, 3D Systems accepted for payment all shares validly tendered during the initial offering period. 3D Systems was informed of preliminary results by the depositary that the shares tendered totaled 6,621,914, representing approximately 93% of the outstanding shares of our common stock. These shares, together with 309,163 shares subject to notices of guaranteed delivery, represent approximately 97% of the outstanding shares of our common stock. We delisted our shares from the Nasdaq SmallCap Market before the open of business on August 20, 2001. In connection with the delisting, we are filing a Form 15 to terminate our registration under Section 12(g) of the Securities Exchange Act of 1934 and suspend our duty to file reports under Sections 13 and 15(d) of the Exchange Act.

         On August 20, 2001, 3D Systems commenced a subsequent offering period which will expire at 12:00 midnight, New York City time, on Thursday, August 23, 2001. During the subsequent offering period, shares of our common stock will be accepted and paid for promptly as they are tendered. The same $5.80 per share consideration during the initial offering period will be paid during the subsequent offering period. Shares of our common stock tendered during the subsequent offering period may not be withdrawn.

         The expiration of the subsequent offering period will be followed by a merger between Tiger Deals and our company, with our company as the surviving entity. Pursuant to the merger, stockholders who do not tender their shares in the offer and who do not seek appraisal of their shares pursuant to applicable law will have their shares converted into the right to receive the same $5.80 per share purchase price provided for in the offer. As a result of the merger, our company will become a wholly owned subsidiary of 3D Systems. 3D Systems intends to complete the merger as soon as practicable after the expiration of the subsequent offering period.

         The full text of the press release issued by 3D Systems on August 20, 2001 announcing the expiration of the initial offering period, the commencement of the subsequent offering period


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and the follow-on merger between Tiger Deals and our company is filed as Exhibit
37 to this Amendment No. 10 to Schedule 14D-9 and we incorporate it by reference.

                 [Remainder of page intentionally left blank.]


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ITEM 9.  EXHIBITS.

         Item 9 of the Schedule 14D-9/A we filed on August 13, 2001 is hereby amended and restated as follows:

Exhibit Number                 Description

             1. Offer to Purchase dated April 30, 2001 (incorporated herein by reference to Exhibit
                               (a)(1)(i) to the Schedule TO filed by 3D Systems on April 30, 2001).

             2. Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by 3D Systems on April 30, 2001).

             3. Agreement and Plan of Merger dated as of April 2, 2001 by and among DTM Corporation, 3D Systems Corporation and Tiger Deals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by DTM Corporation on April 6, 2001).

             4. Confidentiality Agreement dated March 17, 2001 between DTM Corporation and 3D Systems (incorporated herein by reference to Exhibit 4 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             5. Exclusivity Letter Agreement dated March 17, 2001 between DTM Corporation and 3D Systems (incorporated herein by reference to Exhibit 5 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             6. Opinion of Hoak Breedlove Wesneski & Co. dated April 2, 2001 (incorporated herein by reference to Exhibit 6 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             7. Item 11 "Executive Compensation" and Item 13 "Certain Relationships and Related Transactions" of DTM Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed on March 19, 2001, as amended by the Form 10-K/A filed by DTM Corporation on April 23, 2001 (incorporated by reference herein).

             8. Article VIII from DTM Corporation's Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 8 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             9. Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc. and DTM Acquisition Company, L.P. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).


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             10.               Tender and Voting Agreement dated as of April 2,
                               2001 by and among 3D Systems Corporation, Tiger Deals, Inc. and John S. Murchison, III (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             11. Severance Agreement dated March 30, 2001 by and between DTM Corporation and John S. Murchison, III (incorporated herein by reference to Exhibit
                               10.1 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             12. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Geoffrey W. Kreiger (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             13. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Patrick Lordi (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             14. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Kevin McAlea (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             15. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Ronald K. Skaggs (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             16. Joint press release issued on April 3, 2001 by 3D Systems Corporation and DTM Corporation (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             17. Complaint captioned Spinner v. Goldstein dated April 6, 2001 against DTM Corporation, certain of its directors and 3D Systems (incorporated herein by reference to Exhibit 16 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             18. Amendment and Supplement to Offer to Purchase dated May 15, 2001 (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO/A filed by 3D Systems on May 15, 2001).


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             19.               Amendment No. 1 to Agreement and Plan of Merger
                               dated May 15, 2001 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO/A filed by 3D Systems on May 15, 2001).

             20.               First amended complaint captioned Spinner v.
                               Goldstein dated May 2, 2001 against DTM
                               Corporation, certain of its directors and 3D
                               Systems.

             21. Loan and Security Agreement dated May 21, 2001 by and among U.S. Bank National Association, 3D Systems and other signatories (incorporated by reference to Exhibit (b)(1) to the Schedule TO/A filed by 3D Systems on May 21, 2001).

             22. Press release issued by 3D Systems on May 25, 2001 (incorporated herein by reference to Exhibit
                               (a)(1)(xi) to the Schedule TO/A filed by 3D
                               Systems on May 25, 2001).

             23. Joint press release issued by 3D Systems and DTM Corporation on June 6, 2001 (incorporated by reference to Exhibit (a)(1)(xii) to the Schedule TO/A filed by 3D Systems on June 7, 2001).

             24. Joint press release issued by 3D Systems and DTM Corporation on June 18, 2001 (incorporated by reference to Exhibit (a)(1)(xiii) to the Schedule TO/A filed by 3D Systems on June 19, 2001).

             25. Letter agreement dated June 20, 2001 by and among DTM Corporation, 3D Systems and Tiger Deals, Inc.

             26. Joint press release issued by 3D Systems and DTM Corporation on July 5, 2001 (incorporated by reference to Exhibit (a)(1)(xiv) to the Schedule TO/A filed by 3D Systems on July 6, 2001).

             27.               [Intentionally omitted]

             28. Letter Agreement dated July 5, 2001 by and among DTM Corporation, 3D Systems and Tiger Deals.

             29. Joint press release issued by 3D Systems and DTM Corporation on July 23, 2001 (incorporated by reference to Exhibit (a)(1)(xv) to the Schedule TO/A filed by 3D Systems on July 23, 2001).

             30. Letter Agreement dated July 20, 2001 by and among DTM Corporation, 3D Systems and Tiger Deals.


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             31.               Amendment Agreement Number One to Loan and
                               Security Agreement dated July 26, 2001 by and among U.S. Bank National Association, 3D Systems and other signatories (incorporated by reference to Exhibit (b)(ii) to the Schedule TO/A filed by 3D Systems on July 27, 2001).

             32. Joint press release issued by 3D Systems and DTM Corporation on July 27, 2001 (incorporated by reference to Exhibit (a)(1)(xvi) to the Schedule TO/A filed by 3D Systems on July 27, 2001).

             33. Letter Agreement dated July 26, 2001 by and among DTM Corporation, 3D Systems and Tiger Deals.

             34. Joint press release issued by 3D Systems and DTM Corporation on August 10, 2001 (incorporated by reference to Exhibit (a)(1)(xvii) to the Schedule TO/A filed by 3D Systems on August 13, 2001).

             35. Letter Agreement dated August 13, 2001 by and among DTM Corporation, 3D Systems and Tiger Deals.

             36. Press release issued by 3D Systems on August 16, 2001 (incorporated by reference to Exhibit
                               (a)(1)(xviii) to the Schedule TO/A filed by 3D Systems on August 20, 2001).

             37. Press release issued by 3D Systems on August 20, 2001 (incorporated by reference to Exhibit
                               (a)(1)(xviv) to the Schedule TO/A filed by 3D Systems on August 20, 2001).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 20, 2001

                                           DTM CORPORATION



                                           By:  /s/ JOHN S. MURCHISON, III
                                              -------------------------------
                                                John S. Murchison, III
                                                Chief Executive Officer and
                                                   President